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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                Amendment No. 2


                          Long Island Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    54266910
--------------------------------------------------------------------------------
                                 (CUSIP Number)


 Thomas Buonaiuto - One Suffolk Square, Islandia, New York 11749 (631)348-0888
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 24, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 5 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No.                              13D                     Page 2 of 5 Pages

     54266910
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     FRANK A. DIFAZIO
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    2,646 COMMON STOCK
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          90,625
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    2,646 COMMON STOCK
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    90,625
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     93,271

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     6.01 %
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                              13D                     Page 3 of 5 Pages

     54266910
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     DIFAZIO ELECTRICAL INC.  11-2287813
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0  COMMON STOCK
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          90,625
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0  COMMON STOCK
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    90,625
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY CORPORATION

     90,625

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     5.84 %
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    54266910                 13D                      Page 4 of 5 Pages
--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $.01 per share ("Common Stock"), of Long Island Financial Corp. (the "Issuer") which is a corporation organized under the laws of Delaware, with its principal executive office located at One Suffolk Square, Islandia, New York 11722.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

This Statement is filed on behalf of Frank A. DiFazio, (hereinafter referred to as (the "Reporting Person"), a citizen of the United States whose business address is 711 Grand Boulevard, Deer Park, NY 11729 and DiFazio Electrical Inc., a corporation wholly-owned by Frank A. DiFazio. The principal occupation of the Reporting Person is CEO and Sole Stockholder of DiFazio Electical Inc., Deer Park, NY. The Reporting Person has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Person own 93,271 shares of Common Stock.

The aggregate cost of the Common Stock owned by the Reporting Person as of the date hereof was approximately $1,008,328. Except as hereinafter indicated, the funds used by the Reporting Person to purchase the Common Stock have been, and it is expected that funds used by him to purchase additional shares of Common Stock, if additional shares are purchased by him (See item 4, hereof), will be personal funds of the Reporting Person and working capital of DiFazio Electrical Inc., of which the Reporting Person is the sole stockholder.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The Reporting Person's acquisition of Shares of Common Stock is for the purpose of investment. The Reporting Person does not have any present plan or proposal which relates to or would result in: (a) the Acquisition by any person of additional securities of the Issuer or the disposition of securities of the
Issuer: (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

The Reporting Person may acquire additional shares of Common Stock but only through purchases from time to time in the open market at prices prevailing in the market at the time of such purchases or through privately negotiated transactions at prices which may or may not be related to prices prevailing in the open market at the time of such purchases, or by a combination of open market and privately negotiated transactions. The Reporting Person does not intend to make a tender offer for shares of Common Stock. The Reporting Person's acquisition of additional shares of Common Stock is, in all cases, subject to the availability of shares at prices deemed by him to be reasonable and consistent with prudent investment criteria and to general economic circumstances. As prices and economic factors are not expected to be static, there can be no assurances that the Reporting Person will purchase additional shares of Common Stock or that he will be purchasing shares at any given time; nor can there be any prediction regarding the number of shares of Common Stock that he will own at any given time or from time to time.

                                                               Page 5 of 5 Pages

The Reporting Person reserves the right to sell or otherwise dispose of any or all the shares of Common Stock he owns at any time or from time to time, although he does not currently intend to or anticipate that he will sell any of the Common Stock owned by him.

The Reporting Person currently has no understanding or agreement with any person regarding the acquisition of Common Stock in a privately negotiated transaction. Further, any such acquisition of Common Stock will, as set forth above, be primarily subject to price and other economic considerations and, as price and other economic factors are beyond his control, the Reporting Person cannot predict whether or when he will acquire additional Common Stock or attain any given level of investment in the Issuer

Item 5.     INTEREST IN SECURITIES OF THE ISSUER
            ------------------------------------

(a) As of the date hereof, the Reporting Person owns shares of Common Stock, which constitutes approximately 6.01% of the 1,550,826 shares which he believes to be the total number of shares of Common Stock presently outstanding.

(b) The Reporting Person has sole power to vote and dispose of the Common Stock owned by him and shares the power to vote and the power to dispose of the shares owned by DiFazio Electrical Inc.

(c) Information with respect to all transactions in Common Stock effected by the Reporting Person during the 60-day period ended November 20, 2000, is set forth as follows:

    1,000 shares purchased in the open market on September 20, 2000, at $13.87 per share;
    14.6 shares purchased through a DRIP Plan on October 2, 2000, at $14.378 per share;
    7,000 shares purchased in the open market on October 24, 2000, at $12.625 per share.

Item 6.     CONTRACT ARRANGEMENTS. UNDERSTANDING OR
            ---------------------------------------
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
            -------------------------------------------------------

There are no contracts, arrangements, understandings or relationships between the Reporting Person and other persons with respect to the shares of the Issuer presently owned by the Reporting Person.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.
            ---------------------------------

                                   None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is correct.



Date:    November 20, 2000                     /s/ Frank A. DiFazio
                                             -----------------------------
                                                   Frank A. DiFazio